SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 7

                     BANNER AEROSPACE, INC.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                             0665210
                          (CUSIP Number)

                        Donald E. Miller
      Executive Vice President, General Counsel & Secretary
                    The Fairchild Corporation
                 45025 Aviation Drive, Suite 400
                     Dulles, VA  20166-7516
                    Telephone:  703-478-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 3, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

CUSIP No. 0665210

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Fairchild Corporation -- IRS EIN 34-0728587
     RHI Holdings, Inc.        -- IRS EIN 34-1545939
     Fairchild Holding Corp.   -- IRS EIN 54-1794337

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of the Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:
          The Fairchild Corporation: 21,253,083 shares *
          RHI Holdings, Inc.:        21,238,376 shares **
          Fairchild Holding Corp.:   20,834,322 shares

          (*Includes shares owned by RHI Holdings, Inc.,
          Fairchild Holding Corp. and Banner Aerospace Holding
          Company II, Inc.)

          (**Includes shares owned by Fairchild Holding Corp.)

     8.   SHARED VOTING POWER:     0

     9.   SOLE DISPOSITIVE POWER:
          The Fairchild Corporation: 21,253,083 shares *
          RHI Holdings, Inc.:        21,238,376 shares **
          Fairchild Holding Corp.:   20,834,322 shares

          (*Includes shares owned by RHI Holdings, Inc.,
          Fairchild Holding Corp. and Banner Aerospace Holding
          Company II, Inc.)

          (**Includes shares owned by Fairchild Holding Corp.)



    10.    SHARED DISPOSITIVE POWER:  0


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          The Fairchild Corporation: 21,253,083 shares *.
          RHI Holdings, Inc.:        21,238,376 shares **.
          Fairchild Holding Corp.:   20,834,322 shares

          (*Includes shares owned by RHI Holdings, Inc.,
          Fairchild Holding Corp. and Banner Aerospace Holding
          Company II, Inc.)

          (**Includes shares owned by Fairchild Holding Corp.)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          The Fairchild Corporation: 85.37% *
          RHI Holdings, Inc.:        85.32% **
          Fairchild Holding Corp.:   84.07%

          (*Includes shares owned by RHI Holdings, Inc.,
          Fairchild Holding Corp. and Banner Aerospace Holding
          Company II, Inc.)

          (**Includes shares owned by Fairchild Holding Corp.)



14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This  Amendment No. 7 ("Amendment No. 7")amends the statement  of
Schedule 13D, filed with the Securities and Exchange Commission on February 14, 1996, as amended (the "Original 13D Filing"), with respect to the common stock, par value $1.00 per share (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation ("Issuer").

The  principal executive offices of Issuer are located  at  45025
Aviation  Drive,  Suite 300, Dulles, VA  20166-7556.   Telephone:
703-478-5790.

The purpose of this Amendment No. 7 is to indicate that The Fairchild Corporation's investment intent with respect to the Common Stock has changed and that The Fairchild Corporation intends to acquire all outstanding shares of Common Stock, as more fully described in Item 4.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing.
Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.   Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC"), RHI
Holdings,  Inc.  ("RHI"), and Fairchild  Holding  Corp.  ("FHC").
TFC, RHI and FHC are collectively referred to herein as the "Reporting Persons."

The  address  for the Reporting Persons is 45025 Aviation  Drive,
Suite 400, Dulles, VA  20166-7516.

TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly-owned subsidiary of TFC, and FHC is a wholly-owned subsidiary of RHI.

                          PAGE 4 OF 13
Exhibit   A,  attached  hereto,  sets  forth  the  name,  present
principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of TFC. The business address of each such person is c/o The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516, Attention: General Counsel.

During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting
Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

The  source and amount of funds for the transaction described  in
Item 4 of Amendment 7 is as set forth in Item 4 of Amendment 7.


Item 4.  Purpose of Transaction.

Item 4 of the Original 13D Filing is hereby amended to add the following:

On December 3, 1998, TFC issued a press release pursuant to which it announced that it has made a proposal to the Issuer to acquire the remaining 15% of the outstanding common and preferred stock of the Issuer not already owned by TFC and its subsidiaries, through merger of the Issuer with a newly-formed subsidiary of TFC.

Under the terms of the proposed merger, each shareholder of the Issuer (other than TFC and its subsidiaries) would receive approximately $9.75 per share in the form of TFC Class A Common Stock, and the Issuer would become a wholly-owned subsidiary of TFC.

The purchase price could be subject to adjustment prior to closing, depending upon the trading price of TFC common stock and/or the trading price of marketable securities held by the
Issuer, which comprise approximately 50% of the assets of the Issuer. The proposed merger transaction is subject to certain conditions, including approval by the Board of Directors of the Issuer, which is expected to refer the proposal to a special committee of the Board for review and recommendation; consent of lenders of both companies; the execution of a definitive merger agreement; and the approval of the merger by the Issuer's shareholders.


Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D Filing is hereby amended in its entirety to read as follows:

(a)  Stock Ownership of the Reporting Persons.

     The information required by this paragraph is set forth in tabular form in Numbered Paragraphs 7 through 11 on Pages 2 and 3 of this Amendment No. 7.

     As a result of his stock ownership position in TFC and his position as Chairman and Chief Executive Officer of TFC, Jeffrey Steiner may be deemed to be the beneficial owner of Issuer's Common Stock beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

(b)  Voting and Dispositive Power

     The  information required by this paragraph is set forth  in tabular form in Numbered Paragraphs 7 through 11 on Pages  2 and 3 of this Amendment No. 7.

(c)  Recent Purchases

     Since  the  date  of  the  last amendment  to  the  Original
     Schedule 13D Filing (filed on June 17, 1998), the Reporting Persons acquired an aggregate of 123,364 Issuer's Preferred Stock (convertible on a 1 to 1 basis into Common Stock), declared by the Issuer as Paid-In-Kind dividends (stock dividend paid on October 31, 1998).

     In addition, the Reporting Persons made certain distributions of Common Stock from one Reporting Person to the other, changing the allocation of Shares owned by each Reporting Person, but not changing the aggregate number of shares owned by the Reporting Persons as a group.

(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Officers    and   Directors   of   The   Fairchild
               Corporation

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1998        THE FAIRCHILD CORPORATION


                         By:
                              Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary

                         RHI HOLDINGS, INC.


                         By:
                              Donald E. Miller
                                                       Vice
                              President and Secretary


                         FAIRCHILD HOLDING CORP


                         By:
                              Donald E. Miller
                                                       Vice
                              President and Secretary



                          PAGE 8 OF 13
                            EXHIBIT A


       OFFICERS AND DIRECTORS OF THE FAIRCHILD CORPORATION

MICHAEL T. ALCOX
Citizenship:  USA.
Director   and  Vice  President  (part-time)  of  The   Fairchild
Corporation.   Owner  and  operator of  travel  and  real  estate
businesses.

MELVILLE R. BARLOW
Citizenship:  USA.
Director of The Fairchild Corporation.

MORTIMER M. CAPLIN
Citizenship:  USA.
Director  of  The  Fairchild  Corporation.   Attorney,  Caplin  &
Drysdale.

COLIN M. COHEN
Citizenship:  South African.  Resident of the USA.
Director,   Senior  Vice  President  (Business  Development   and
Finance)   and   Chief  Financial  Officer   of   The   Fairchild
Corporation.

PHILIP DAVID
Citizenship:  USA.  Resident of the UK.
Director of The Fairchild Corporation.

ROBERT E. EDWARDS
Citizenship:  USA.
Director of The Fairchild Corporation. Executive Vice President of Fairchild Fasteners and Chief Executive Officer of Special-T
Fasteners, Inc., a wholly-owned subsidiary of Fairchild.

HAROLD J. HARRIS
Citizenship:  USA.
Director  of  The  Fairchild Corporation.  President  of  Wm.  H.
Harris, Inc. (retailer).

DANIEL LEBARD
Citizenship:  French.
Director of The Fairchild Corporation. Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which performs management services. Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris.

JACQUES S. MOSKOVIC
Citizenship:  French.
Director  and Senior Vice President of The Fairchild Corporation.
President and Chief Executive Officer of Fairchild Technologies, a Fairchild subsidiary (manufacturer of semiconductor equipment and optical disc equipment).

HERBERT S. RICHEY
Citizenship:  USA.
Director of The Fairchild Corporation.

MOSHE SANBAR
Citizenship:  Israel.
Director  of The Fairchild Corporation. President of  the  Israel
National  Committee  of the International  Chamber  of  Commerce.
Member of the executive board of the International Chamber of Commerce, at the Paris headquarters.

ROBERT A. SHARPE II
Citizenship:  USA.
Director  and Senior Vice President (Operations) of The Fairchild
Corporation.   Executive  Vice  President  and  Chief   Financial
Officer of Fairchild Fasteners.

DR. ERIC I. STEINER
Citizenship:  USA.
Director  and  Senior Vice President of RHI Holdings.   Director,
President   and   Chief  Operating  Officer  of   The   Fairchild
Corporation.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of RHI Holdings.
Chairman of the Board and CEO of The Fairchild Corporation.

ROBERT D. BUSEY
Citizenship:  USA.
Vice President of The Fairchild Corporation.

JOHN L. FLYNN
Citizenship:  USA.
Senior Vice President (Tax)of The Fairchild Corporation.


NATALIA HERCOT
Citizenship:  USA. Resident of France.
Vice   President   (Business  Development)   of   The   Fairchild
Corporation.

HAROLD R. JOHNSON
Citizenship:  USA.
Senior  Vice  President (Business Development) of  The  Fairchild
Corporation.

ROBERT H. KELLEY
Citizenship:  USA.
Vice President (Employee Benefits) of The Fairchild Corporation.

JEFFREY P. KENYON
Citizenship:  USA.
Vice President of The Fairchild Corporation.

DONALD E. MILLER
Citizenship:  USA.
Executive Vice President, General Counsel and Corporate Secretary of The Fairchild Corporation.

KAREN L. SCHNECKENBURGER
Citizenship:  USA.
Vice President and Treasurer of The Fairchild Corporation.

DAVID WYNNE-MORGAN
Citizenship:  USA.
Senior Vice President (Corporate Communications) of The Fairchild
Corporation.     Chairman    of    WMC    Communications,    Ltd.
(communications consultants).

           BENEFICIAL OWNERSHIP OF BANNER COMMON STOCK
(Information Based on TFC Proxy Statement Dated October 9, 1998)

Name           Number of Shares              Percent of Class
               Of Banner Common Stock

M. Alcox       16,000                        Less than 1%

M. Barlow      0

M. Caplin      50,000                        Less than 1%

C. Cohen       0

P. David       0

R. Edwards     0

J. Flynn       0

H. Harris      1,500                         Less than 1%

D. Lebard      0

D. Miller      2,500                         Less than 1%

J. Moskovic    0

M. Sanbar      0

R. Sharpe      0

E. Steiner     0

J. Steiner     398,900 (not including
               shares beneficially owned by TFC)  1.84%

All directors
and executive
officers as
a group        484,900 (not including
               shares beneficially owned by TFC)  2.23%


                          PAGE 13 OF 13